Filed by Entegris, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

ENTEGRIS EMPLOYEE TOWN HALL

January 28, 2019

Bertrand Loy:	Good morning, everyone. It is great to be speaking with you today about our merger with Versum Materials. For those of you who are on the webcast, we’ll be actually using some supporting slides as I speak.

Let me just say that we are very excited about this transaction and the benefits we expect it will create for our company, our employees and our customers. I will spend a few minutes reviewing why we believe Versum is the right partner for Entegris and what we see for the combined company and our employees going forward.

Let me start with the description of the transaction and the benefits of the transaction. As you have heard me say in the past, Entegris has never been a more integral part of the semiconductor technology roadmap across the industry ecosystem. And frankly our results speak for themselves in that regard. Still, we know that our industry is constantly evolving and that our customers will continue to expect more from their partners, companies like Entegris.

And this is why we have agreed to merge with Versum Materials and as you know, Versum is a leading specialty material supplier for the semiconductor industries, very much like Entegris is. As one company we will have the industry’s broadest technology portfolio and an enhanced set of capabilities. We will also have a much broader global scale, which will enable us to better engage with the industry’s leaders in all major markets.

And this new scale will put us in a position to increase our long term commitment to both innovation and collaboration with our customers. So with these compelling attributes and with our complementary portfolios, we will be able to better address and capitalize on our customers’ evolving needs for new materials and higher purity requirements as new device architectures become more complex.

In other words, we believe the combined company will be ideally positioned to more effectively help our customers achieve higher yields and new levels of device performance and reliability. And we also expect to be able to accelerate the development and time to market of new technologies that are aligned with the industry technology roadmap.

Let’s now talk about what it means for employees. Another important benefit of the combination is the offering of a larger company and the benefits of a larger platform for all of our employees around the world. I would sincerely say that our employees are the most talented in the industry and that both companies recognize the contribution that you all make to our success.

I also believe that there is a very natural cultural fit for our two companies. Our values and unifying principles aligned very well with each other. Both companies are two highly customer focused organizations and this combination will allow us to stay true to our roots of working tirelessly to meet our customers’ needs.

After close of the transaction I will have the honor and privilege to be the CEO of the combined company, and Seifi Ghasemi, the chairman of Versum Materials, will become the chairman of the combined company. In addition, you should know that Greg Graves will serve as CFO and that Michael Valente, the current general counsel of Versum, will become the general counsel of the combined company.

The new company will retain the Entegris name and the new company will have its global headquarters in Billerica, Massachusetts. I just want to point that they will — we will maintain a very strong operational presence in Tempe, Arizona where Versum is currently based and headquartered.

Let me talk a little bit about the next steps in the integration work that we have ahead of us. Turning to that, many of you are familiar with our history of transactions and the integration process. You should know that Bruce Beckman will lead that process as the chief integration officer, and that as excited as we are about the merger with Versum, I really want you to know that we are still in the early days and that we may not have all of the answers that everyone has for us. But we will do our best to respond and keep you updated along the way as we have always done when we actually work on merger acquisition and integration related work.

Looking ahead, we expect to complete the transaction in the second half of 2019. This transaction and this closing obviously will be subject to the standard regulatory approvals and approvals by each company’s stockholders. Until then, I want to be clear that both companies will continue to operate as separate entities — as independent entities. In other words, it is business as usual for us at Entegris until the transaction closes.

Our history of successful acquisition integrations is probably one of the most impressive capabilities that we have as a team. And I know that you will all rise to the challenge as you have in the past to ensure a smooth transition to the combined company.

In closing and as I have said, we believe this transaction with Versum is an exciting step forward for Entegris — as well as for our employees, stockholders, partners, and customers. We are continuing to rely on you as we have always done to continue to provide our customers with the same outstanding service and high quality products and solutions that they have come to expect from Entegris.

I am so proud of what you have accomplished and equally confident about the expanded potential that we will have together with Versum. Our combined company has a bright future and I really want to take one final time to thank you all for your commitment and dedication to Entegris.

Thank you.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and Versum Materials’ control. Statements in this communication regarding Entegris, Versum Materials and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Entegris’ and Versum Materials’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Entegris’ and Versum Materials’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and Versum Materials’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Entegris’ and Versum Materials’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Entegris and Versum Materials operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Entegris’ and Versum Materials’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Entegris’ and Versum Materials’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Entegris’ and Versum Materials’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Entegris and Versum Materials’ assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Entegris and Versum Materials that also constitutes a prospectus of Entegris. Each of Entegris and Versum Materials also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Entegris and Versum Materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and Versum Materials, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.